

April 22, 2013

Via Facsimile
Robert J. Krakauer
Executive Vice President and Chief Financial Officer
Aspect Software Group Holdings Ltd.
300 Apollo Drive
Chelmsford, Massachusetts 01824

> **Re:** **Aspect Software Group Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 33-170936-05**

Dear Mr. Krakauer:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 2 – Revenue Recognition, page 44

1. Please tell us how you apply ASC 985-605-15-4 and 15-4A to determine whether a deliverable is considered to be a software or a non-software component. Revise future filings to describe how you evaluate these paragraphs and clearly identify each deliverable contained in a multi-element arrangement. Explain why the adoption of ASU 2009-13 and 2009-14 resulted in recognizing $15.1 million in revenue that would have been deferred.

Note 9 – Goodwill and Other Long-Lived Assets Including Acquired Intangibles, page 52

2.   We note that you performed an annual goodwill assessment on October 1, 2012 and that you have a negative carrying amount for your reporting unit. Please tell us how you evaluated impairment under ASC 350-20-35-8A. We further note your disclosure that no indicators of goodwill impairment were identified in the three year period ended December 31, 2012. Please tell us how you assessed whether adverse qualitative factors occurred as referenced in ASC 350-20-35-8A.   If such factors exist, you should perform Step 2 of the impairment analysis. Your response should address each of the events set forth in the guidance and, if not already included in your description of these events, a discussion of how you considered other events, including but not limited to:

- The downgrades of both your first- and second-lien debt by Standard & Poor's and Moody's.

- The 14% decrease in revenue from 2011 to 2012.

- The amendments to your first-lien debt on November 14, 2012. Please provide a concise summary of the amendments made to your first-lien debt agreement on November 14, 2012 and tell us whether you reconsidered your goodwill impairment analysis as a result of these changes. If no reconsideration was undertaken please explain the basis for your conclusion that no further analysis was necessary.

Note 12 - Debt, page 55

3.   We note that you have accounted for debt fees in connection with the 2012 amendment and the 2010 refinancing in accordance with ASC 470-50-05. Provide us with your analysis that supports accounting for the amendment as a modification instead of an extinguishment. We refer you to ASC 470-50-40.

Note 29—Supplemental Guarantor Condensed Consolidating Financials, page 65

4.   Confirm and disclose in future filings whether all your guarantor subsidiaries are 100% owned by you. We refer you to Rule 3-10(h)(1) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief